August 24, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
Mark P. Shuman, Branch Chief – Legal
Katherine Wray, Staff Attorney
Christine Davis, Assistant Chief Accountant
Jennifer Fugario, Staff Accountant

Re:	RealPage, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 7, 2012
File No. 001-34846

Ladies and Gentlemen:

As a supplement to our initial letter dated July 31, 2012 submitted in response to comments from the staff (the “ Staff “) of the Securities and Exchange Commission (the “ Commission “) received by letter dated July 18, 2012 relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 24, 2012 and Form 10-Q for the Quarterly Period Ended March 31, 2012 filed May 7, 2012 (File No. 001-34846), RealPage, Inc. (the “Company”) hereby provides the following acknowledgements to the Staff:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this letter to the undersigned by telephone to (972) 820-3000 or by facsimile to (972) 820-3932. Thank you for your assistance.

Respectfully submitted,

RealPage, Inc.

/s/ Timothy J. Barker

Timothy J. Barker, Chief Financial Officer

cc:
Margot Lebenberg Carter, RealPage, Inc. Paul R. Tobias, Wilson Sonsini Goodrich & Rosati, Professional Corporation